Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

July 28, 2010

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Capital Launches Retirement Income Notes

New York, NY (July 28, 2010) – Barclays Capital today announced the launch of Barclays Retirement Income NotesTM, a suite of products which seek to provide a cost-efficient, transparent and flexible alternative for generating retirement income. Level-Pay Notes and Inflation-Indexed Level-Pay Notes are the first two products in the suite.

“As ‘baby boomers’ reach retirement and pension schemes shift from defined benefit to defined contribution plans, there is a greater need for financial products that may allow investors to manage their cash flows while meeting their financial goals and maintaining their standard of living,” said Leo Clark, Director, Rates Structuring Americas, Barclays Capital. “Barclays Retirement Income NotesTM are innovative solutions that are intended to help investors mitigate risk and generate income.”

Barclays Retirement Income NotesTM are securities which may be bought, sold or transferred and each security is constructed to pay a minimum monthly nominal or inflation-adjusted cash amount, which includes a monthly return of principal spread over time. Barclays intends to issue these notes in a regular monthly program, beginning with a first set of notes issuing on September 1, 2010.

“This timely new product suite permits monthly cash flow planning while mitigating downside risk, offers simplicity and allows the investor to retain control,” said Richard Couzens, Director, Investor Solutions, Barclays Capital.

For more information on the notes, please visit: www.barcap.com/RINotes

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs over 23,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website www.barclayscapital.com.

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated February 10, 2009, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1 888 227 2275 (extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.